- 0312

						March 31, 2005

John Pare
Senior Vice President,
   General Counsel and Secretary
Hughes Supply, Inc.
One Hughes Way
Orlando, FL 32805

	Re:	Hughes Supply, Inc. (HSI)
		File No.:  001-08772

Dear Mr. Pare,

      In your email to John Cash dated March 25, 2005 which was forwarded to me, you state that on October 12, 2004 HSI issued $300 million of senior unsecured notes under Rule 144A which are to be the
subject of a registered exchange offer. You state that HIS has no independent assets or operations and that its subsidiaries who guaranteed the notes are all wholly-owned. You also state that the guarantees are all full and unconditional, with the exception of the
guarantee by a captive insurance carrier whose guarantee is
limited
by capitalization requirements of the insurance regulator in
Bermuda
(the state of organization of that captive insurance carrier entity).
You state that the assets, revenues and net income of the captive insurance carrier whose guarantee is not full and unconditional are immaterial to HSI`s consolidated financial statements. Therefore, you propose providing the information required by Rule 3-10(f) of Regulation S-X in abbreviated form similar to that allowed by Note 1 in HSI`s consolidated financial statements to be included in the registration statement for the exchange notes.

      Separate audited financial statements are required by Rule
3-
10(a) of Regulation S-X for subsidiaries who provide guarantees that are less than full and unconditional, without regard to the size of that subsidiary. In addition, since all conditions to the Rule 3-10(f) alternative disclosure in Note 1 have not been met, the full condensed consolidating financial information specified in Rule 3-10(f)(4) should be provided without abbreviation.

      The staff`s conclusion is based solely on the information included in your letter and in HSI`s October 2004 Form 8-K reporting the issuance of the notes. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 942-2960.

						Sincerely,



						Leslie A. Overton
						Associate Chief Accountant

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